UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: November 21, 2007	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of NPMM Realty, Inc.

Tokyo, November 21, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate NPMM Realty, Inc. NPMM Realty, Inc. is a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ Trust Company (BTMUT), which is a subsidiary of BTMU.

1.	Outline of NPMM Realty, Inc.

(1)	Address:	New York, NY, USA
(2)	Managing Director:	Patrick Reidy
(3)	Capital:	US dollars 0
(4)	Main Business:	Real Estate Property Management

2.	Reason for liquidation

NPMM Realty, Inc. is a special purpose company established in order to own real estate collateral of BTMUT. As the collateral has been disposed of it has been decided that NPMM Realty, Inc. will be liquidated.

3.	Timing of liquidation

Liquidation is expected to be completed by the end of March 2008.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s business forecast for the current fiscal year mentioned in the Interim Consolidated Summary Report <under Japanese GAAP> for the Fiscal Year Ending March 31, 2008 which was released today.

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Contact:
Mitsubishi UFJ Financial Group, Inc.
Public Relations Division
Tel: 81-3-3240-7651